Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy Drills Lay Groundwork for Transco Storm Response Preparations

Ensuring that solid storm-response plans are in place is one of the most important operational matters being addressed as Entergy prepares to spinoff and merge its transmission business into ITC Holdings Corp.

News of the transaction was announced in December, and plans are under way by the two companies to seek regulatory approvals toward a 2013 closing. In preparation, employees from each organization are engaging in an extensive separation and implementation planning process.

Entergy storm drills in April and May were well-timed opportunities to begin laying the groundwork for ITC to take ownership and control of the assets.

“We are further along in our storm preparations than we’ve ever been,” said Greg Grillo, storm incident commander, director of transmission project management and construction for Entergy’s transmission and distribution systems and a member of the Transco implementation team for system outage response.

John Mullins, vice president of utility operations who will become Entergy’s incident command leader after the spin-off and merger of the transmission business into ITC, agrees.

“Our employees are engaged in the storm preparedness process with great participation from all operating companies,” Mullins said. “In the last several years, we’ve improved our processes significantly.

“Even though we’ve successfully responded to some of the biggest storms in U.S. history, we know we need to continue to work on our storm planning and response,” he added. “We must continue to learn from these drills, execute our plans safely, efficiently and reliably, and prove to our customers and regulators that we’re prepared for day one of operations after the spin-off and merger.”

ITC Participates with ‘An Eye Toward the Future’

Entergy employees completed the system storm drill in April, which encompasses all of the utility operating companies that serve 2.8 million customers in New Orleans, Louisiana, Texas, Arkansas and Mississippi. State-specific storm drills for each operating company were held in early May.

ITC Vice President of Operations Beth Howell observed the system storm drill, along with representatives of the Midwest Independent Transmission System Operator, Inc., the regional transmission organization in which the Entergy operating companies are pursuing membership.

“My participation was with an eye toward the future on how ITC will coordinate storm-response efforts with Entergy after the spin-off and merger,” Howell said. “It was very helpful in understanding the scope of issues we will need to address as we prepare for independent operations in 2013, primarily ensuring that coordination points and interfaces between ITC’s command structure and Entergy’s are in place.”

“Today there is a single incident-command structure, which will become two separate but coordinated structures on day one of the merger,” she added. “We have a year’s worth of work to develop plans, assign roles and responsibilities, complete training and have everything in place.”

Howell is paired with Grillo on the Transco implementation team to ensure both companies can provide expertly coordinated storm response on day one when Entergy’s current transmission business becomes part of ITC’s independent, transmission-only company. Top of mind for both companies is ensuring that customers have a safe, timely and effective response in a storm situation.

Teams to Conduct Two-Day Drill in 2013

Before storm season next year, Entergy and ITC will conduct a two-day drill to test response plans and organizations. Entergy’s Power House facility in Jackson, Miss., will continue to function as Entergy’s storm command center. After the spin-off and merger, ITC’s command center will be located in the transmission headquarters building next door.

“Next year’s drill will be a great opportunity to fully test communications and interfaces between Entergy and ITC to ensure that our coordinated response efforts remain effective for customers,” said Grillo. “We’ve already started developing design structures for new emergency response organizations and plans, and we are well positioned to have response teams staffed, trained and ready for action.”

Under Grillo’s leadership, the system outage response team has been improving the Entergy Incident Management System with refined processes for document control and consistent Web pages for operations, planning, resources, logistics and other key storm sections.

Putting Entergy Plans Under the Microscope

State-specific drills also will have new features next year in preparation for the spin-off and merger. For example, operating company storm team leaders will be drill participants in other states to test systems that are similarly configured, as well as to ensure that leaders have the skills and training required to be effective wherever they’re assigned.

“I believe after the transmission spin-off and merger with ITC, storm-response plans for Entergy will continue to improve, incorporating more detailed processes and decision points so that we have a seamless storm response,” said Mullins.

Learning Lessons, Strengthening Plans

Recently, Grillo, Mullins and the Entergy system incident command staff reviewed lessons learned from the April and May drills. The call was an additional step in consolidating lessons learned from all drills and initiating the process for system section chiefs and staff to work with their state counterparts to effectively address action planning and improving storm-response plans for 2012 and beyond.

“We know we have to work hard on separating and defining the many different duties involved in storm response,” Grillo said. “For customers, we must ensure no lapses of service. One advantage is that the same teams and the same people will be in place after the merger, so we will retain all of our collective knowledge and experience within Entergy and ITC.”

Stay tuned to myEntergy News and the Transmission Merger employee intranet site for the latest news and information. Employees with Transco-related questions are encouraged to review the current posted Q&As or submit their questions to feedback@entergy.com.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC Forward-Looking Information

This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.